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Resident Hong Kong Partners

Davis Polk & Wardwell	852 2533 3300 tel	Karen Chan †	Martin Rogers †
Hong Kong Solicitors		Yang Chu †	Patrick S. Sinclair*
The Hong Kong Club Building		James C. Lin*	Miranda So*
3A Chater Road		Gerhard Radtke*	James Wadham†
Hong Kong
Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

June 15, 2020

Re:	Genetron Holdings Limited (CIK No. 0001782594)

Registration Statement on Form F-1, as amended (File No. 333-234805)

Confidential

Mr. Ruairi Regan

Ms. Brigitte Lippmann

Division of Corporation Finance

CF Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Genetron Holdings Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s Amendment No. 1 to the registration statement on Form F-1 filed on June 4, 2020 (the “Amendment No. 1 to the Registration Statement”). Concurrently with the submission of this letter, the Company is filing its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

June 15, 2020

To facilitate your review, we have separately delivered to you four courtesy copies of the Amended Registration Statement, marked to show changes to the Amendment No. 1 to the Registration Statement, and two copies of the submitted exhibits.

The Company has included the estimated price range and offering size in the Amended Registration Statement and has launched the road show after such filing. The Company currently plans to request that the effectiveness of the Registration Statement on Form F-1, as amended (File No. 333-234805) be accelerated to and that the Form F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on June 18, 2020, or as soon thereafter as practicable.

On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

Exhibits

1. Please file the agreements governing your Loan Facility Agreements referenced on page 109 as exhibits. Also, file your recent collaboration agreements as exhibits or tell us why you believe such agreements are not required to be filed. See Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. The Loan Facility Agreements referenced on page 109 of the Amendment No. 1 to the Registration Statement are submitted as exhibits to the Amended Registration Statement. In addition, the collaboration agreement with iKang Healthcare Group, Inc. and the strategic partnership agreement with Beijing InnoCare Pharma Tech Co., Ltd. are submitted as exhibits to the Amended Registration Statement. Certain commercially sensitive information has been omitted from these exhibits because it is both (1) not material and (2) would be competitively harmful if publicly disclosed.

The Company further respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe (i) the collaboration agreement with Bayer (the “Bayer Agreement”), (ii) the collaboration agreement with MediTrust Health (the “MediTrust Health Agreement”), (iii) the collaboration agreement with CStone Pharmaceuticals (Suzhou) Co., Ltd. (“CStone”) (the “CStone Agreement”) and (iv) the strategic collaboration agreement with MGI (the “MGI Agreement”) are material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company entered into each of these agreements in the ordinary course of its development service or diagnosis and monitoring business, and the Company’s business is not substantially dependent on any of these agreements. The Company disclosed brief summary of these agreements in the Amended Registration Statement to validate the strength of the Company’s platform by collaboration with leading biopharmaceutical companies and mainstream sequencing platforms. Accordingly, for the reasons set forth below, the Company believes that it is not required to file the Bayer Agreement, the MediTrust Health Agreement, the CStone Agreement or the MGI Agreement under either Item 601(b)(10)(i) or 601(b)(10)(ii)(B).

June 15, 2020

Pursuant to Regulation S-K Item 601(b)(10)(i), “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report” must be filed as a material contract. In addition, “for newly reporting registrants, every contract not made in the ordinary course of business that is material to the registrant and that was entered into not more than two years before the date on which such registrant first files a registration statement or report” must be filed as a material contract. Pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contact is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be an ordinary course agreement and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract to “purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Bayer Agreement and the MediTrust Health Agreement are mutation testing services agreements that were made in the ordinary course of the Company’s development services provided to biopharmaceutical companies and are of the type ordinarily accompanying the kind of business conducted by the Company. Further, the Company’s business is not “substantially dependent” upon the Bayer Agreement and the MediTrust Health Agreement because the Company is not dependent on selling the major part of its development services to Bayer or MediTrust Health. Revenue from development services represents 13.1% and 16.1% of the Company’s total revenue for the first quarter of 2020 and the year of 2019, respectively. Financial contribution of the MediTrust Health Agreement was nil in 2019. The Company estimates the financial contribution of each of the Bayer Agreement and the MediTrust Health Agreement to be less than 5% of revenue from development service segment in 2020. The Bayer Agreement and the MediTrust Health Agreement are not license or other similar agreements that involve the use of a patent, formula, trade secret, process or trade name.

The CStone Agreement is a collaboration agreement under which the Company develops CDx tests to support CStone’s development and commercialization of one of CStone’s licensed products in specified geographic region. The CStone Agreement was made in the ordinary course of the Company’s biopharmaceutical company activities and is also of the type ordinarily accompanying the Company’s development services business. Financial contribution of the CStone Agreement accounted for less than 1% of revenue from development services segment in 2019. The Company estimates the financial contribution of the CStone Agreement to be less than 10% of revenue from development service segment in 2020. Further, the CStone Agreement is exploratory in nature and the Company is not materially dependent on selling the major part of its development services to CStone. The CStone Agreement is also not a license or other similar agreement that involve the use of a patent, formula, trade secret, process or trade name.

The MGI Agreement is a strategic collaboration agreement that was made in the ordinary course of the Company’s sale of IVD products activities and is also the type ordinarily accompanying the Company’s diagnosis and monitoring business. Further, the Company is not materially dependent on the products sold to MGI pursuant to the agreement. The Company estimates the financial contribution of the MGI Agreement to be less than 3% of revenue from diagnosis and monitoring – sale of IVD products segment in 2020. Further, the MGI Agreement is not a license or other similar agreement that involve the use of a patent, formula, trade secret, process or trade name.

June 15, 2020

For the foregoing reasons, the Company is not currently dependent on any of the Bayer Agreement, the MediTrust Health Agreement, the CStone Agreement or the MGI Agreement in any material or substantial respect and respectfully submits that each of the Bayer Agreement, the MediTrust Health Agreement, the CStone Agreement and the MGI Agreement is not required to be filed as a material contract.

2. We note the mandatory arbitration provision in section 7.6 of the Deposit Agreement, filed as Exhibit 4.3. Please provide appropriate risk factor disclosure regarding this provision. Also address:

•	any questions as to enforceability of such provision under federal and state law;

•	whether such provision applies to claims under the federal securities laws and whether such provision applies to claims other than in connection with this offering; and

•

to the extent this provision applies to federal securities law claims, please disclose that, by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Section 7.6 of the Deposit Agreement provides that “any controversy, claim or cause of action brought by any party hereto against the Company …, if so elected by the claimant, shall be settled by arbitration…” Therefore, the claimant has the right, but is not required, to elect any controversy, claim or cause of action brought by any party thereto against the Company arising out of or relating to our ordinary shares, the ADSs, the receipts or the deposit agreement, or the breach thereof be referred to and finally settled by an arbitration conducted in accordance with the terms of the Deposit Agreement. In response to the Staff’s comment, however, the Company has added a risk factor on page 67 of the Amended Registration Statement to highlight the risks relating to the optional arbitration provision.

*        *        *         *

June 15, 2020

If you have any questions regarding this submission, please contact me at +852-2533-3306 (li.he@davispolk.com) and/or Xuelin (Steve) Wang at +852-2533-1092 (xuelin.wang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Sizhen Wang, Chief Executive Officer

Mr. Evan Ce Xu, Chief Financial Officer

Genetron Holdings Limited

Mr. Fang Liu, Esq.

Clifford Chance US LLP

PricewaterhouseCoopers Zhong Tian LLP

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